UnionBanCal Corporation

400 California Street

San Francisco, CA 94104-1302

August 9, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                   Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that UnionBanCal Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which was filed with the Securities and Exchange Commission on August 9, 2013.

Respectfully submitted,

UnionBanCal Corporation

By:	/s/ Elaine Lindenmayer
Name:	Elaine Lindenmayer
Title:	Senior Vice President
and Acting General Counsel